UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Repros Therapeutics Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76028H100
(CUSIP Number)

September 29, 2008
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 76028H100	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vermillion Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,911,800(1) shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,911,800(1) shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,800(1) shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 12.60%(2) as of the date of this filing
12.	TYPE OF REPORTING PERSON IA

(1)
Includes shares of Common Stock of the Issuer held by Cyan Opportunities Fund, Ltd., a Cayman Islands company (“Cyan”), as reported herein, and shares of Common Stock of the Issuer held by certain accounts managed by Vermillion Asset Management LLC, a Delaware limited liability company (“Vermillion”). Vermillion controls the voting and disposition of such shares.

(2)
Based on 15,174,904 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on September 29, 2008.

Cusip No. 76028H100	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cyan Opportunities Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,514,690 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,514,690 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,514,690 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 9.98%(3) as of the date of this filing
12.	TYPE OF REPORTING PERSON CO

(3)	See footnote 2 above.

Cusip No. 76028H100	13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:	Repros Therapeutics Inc.
1(b)	Address of Issuer’s Principal Executive Offices:

2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380

Item 2(a)	Name of Person Filing(4)
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Vermillion Asset Management LLC
267 Fifth Avenue, 7th Floor
New York, NY 10016
Delaware limited liability company

Cyan Opportunities Fund, Ltd.
c/o Vermillion Asset Management LLC
267 Fifth Avenue, 7th Floor
New York, NY 10016
Cayman Islands company

2(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

2(e) CUSIP Number:   76028H100

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(4)	Vermillion is the investment advisor to Cyan, and in such capacity, Vermillion controls the voting and disposition of securities held by Cyan.

Cusip No. 76028H100	13G	Page 5 of 8 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4  Ownership:

VERMILLION ASSET MANAGEMENT LLC

(a)   Amount beneficially owned:

1,911,800(5) shares

(b)   Percent of Class:

Approximately 12.60%(6) as of the date of this filing

(c)   Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote:

1,911,800 shares

(ii)    shared power to vote or to direct the vote:

0

(iii)   sole power to dispose or to direct the disposition of:

1,911,800 shares

(iv)   shared power to dispose or to direct the disposition of:

0

(5)	See footnote 1 above.

(6)	See footnote 2 above.

Cusip No. 76028H100	13G	Page 6 of 8 Pages

CYAN OPPORTUNITIES FUND, LTD.

(a)   Amount beneficially owned:

1,514,690 shares

(b)   Percent of Class:

Approximately 9.98%(7) as of the date of this filing

(c)   Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote:

1,514,690 shares

(ii)    shared power to vote or to direct the vote:

0

(iii)   sole power to dispose or to direct the disposition of:

1,514,690 shares

(iv)   shared power to dispose or to direct the disposition of:

0

Item 5    Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
 Company:

Not Applicable.

Item 8    Identification and Classification of Members of the Group:

Not Applicable.

Item 9    Notice of Dissolution of Group:

Not Applicable.

(7)	See footnote 2 above.

Cusip No. 76028H100	13G	Page 7 of 8 Pages

Item 10    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 76028H100	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of October, 2008

VERMILLION ASSET MANAGEMENT LLC By: /s/ Christopher Zuech Christopher Zuech, Chief Compliance Officer	CYAN OPPORTUNITIES FUND, LTD. By: /s/ Christopher Zuech Christopher Zuech, Authorized Signatory